AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”), dated as of July 17, 2024, is between AlpInvest Private Equity Investment Management, LLC, a Delaware limited liability company (the “Adviser”), and Carlyle AlpInvest Private Markets Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund is a closed-end management investment company registered as such with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended; and

WHEREAS, the Adviser is an investment adviser registered with the SEC as such under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Fund has appointed the Adviser as its investment adviser and the Adviser has agreed to act in such capacity upon the terms set forth in the Investment Management Agreement;

NOW THEREFORE, the Fund and the Adviser hereby agree as follows:

1.	The Adviser agrees to waive its management fees as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating and ongoing offering expenses on a monthly basis (excluding (i) expenses related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, expenses of legal and other advisers, brokerage costs, acquired fund fees and expenses, the Fund’s proportionate share of expenses related to direct investments, litigation and extraordinary expenses, (ii) incentive fees and (iii) any distribution and/or shareholder servicing fees) in respect of the relevant month exceed 2.25% of the month-end net asset value of such applicable class of shares of the Fund (the “Expense Cap”).

2.	The Fund agrees to repay the Adviser in the amount of any waived management fees and Fund expenses reimbursed in respect of each applicable class of shares of the Fund subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such Class. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed any Expense Cap in place either (i) at the time of the waiver or (ii) at the time of recoupment. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

3.	This Agreement will be effective as of August 1, 2024 through July 31, 2025, with the terms of this Agreement retroactively applying to expenses incurred by the Fund since the Fund’s inception (as applicable), and may only be modified or terminated by the Board of Trustees of the Fund upon written notice to the Adviser.

IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the date first written above.

ALPINVEST PRIVATE EQUITY INVESTMENT MANAGEMENT, LLC

By:	/s/ Cameron Fairall
Name:	Cameron Fairall
Title:	Chief Compliance Officer

By:	/s/ Michael Thorne
Name:	Michael Thorne
Title:	Chief Legal Officer

CARLYLE ALPINVEST PRIVATE MARKETS FUND

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	Principal Executive Officer